Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Kingsoft Cloud Holdings Limited

金山云控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 3896)

(Nasdaq Stock Ticker: KC)

POLL RESULTS OF THE ANNUAL GENERAL MEETING
HELD ON JUNE 30, 2026

References is made to the circular (the “Circular”) of Kingsoft Cloud Holdings Limited (the “Company”) incorporating, amongst others, the notice of the annual general meeting of the Company (the “AGM”) dated May 29, 2026. Unless otherwise defined herein, capitalized terms used in this announcement shall have the same meanings as defined in the Circular.

The Board is pleased to announce that all the resolutions proposed at the AGM were duly passed by the Shareholders by way of poll. The poll results are as follows:

ORDINARY RESOLUTIONS		NUMBER OF VOTES CAST AND PERCENTAGE (%)
		FOR	AGAINST	ABSTAIN
1.	To receive and adopt the audited consolidated financial statements of the Company for the year ended December 31, 2025 and the reports of the Directors and independent auditor thereon.	2,296,216,787 (99.99%)	61,485 (0.01%)	150,286
2.	To re-elect Mr. Qu Heng as a non- executive Director.	2,284,296,842 (99.47%)	12,088,501 (0.53%)	41,670
3.	To re-elect Mr. Zhang Duo as a non- executive Director	2,289,508,523 (99.70%)	6,875,800 (0.30%)	42,735
4.	To re-elect Ms. Qu Jingyuan as an independent non-executive Director.	2,277,242,819 (99.17%)	19,143,724 (0.83%)	40,485

ORDINARY RESOLUTIONS		NUMBER OF VOTES CAST AND PERCENTAGE (%)
		FOR	AGAINST	ABSTAIN
5.	To authorize the Board to fix the remuneration of the Directors.	2,293,818,018 (99.89%)	2,562,525 (0.11%)	48,105
6.	To re-appoint Ernst & Young as auditor of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the audit committee of the Board to fix their remuneration for the year ending December 31, 2026.	2,291,243,413 (99.78%)	5,157,755 (0.22%)	26,910
7.	To give a general mandate to the Directors to issue, allot and deal with additional Shares and/or ADSs, and/ or sell and/or transfer Shares out of treasury that are held as treasury shares not exceeding 20% of the total number of issued Shares (excluding any treasury shares, if any) as at the date of passing this resolution (the “Issuance and Resale Mandate”).	2,165,439,958 (94.30%)	130,933,730 (5.70%)	45,900
8.	To give a general mandate to the Directors to repurchase the Shares and/or ADSs not exceeding 10% of the total number of issued Shares ( excluding any treasury shares, if any) as at the date of passing this resolution (the “Repurchase Mandate”).	2,296,169,898 (99.99%)	102,315 (0.01%)	36,285

ORDINARY RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)
			FOR	AGAINST	ABSTAIN
9.	Conditional upon the passing of resolutions no. 7 and no. 8, to extend the Issuance and Resale Mandate granted to the Directors to issue, allot and deal with additional Shares and/ or ADSs, and/or sell and/or transfer Shares out of treasury that are held as treasury shares, in the capital of the Company by the aggregate number of the Shares and/or Shares underlying the ADSs repurchased by the Company under the Repurchase Mandate.		2,165,809,606 (94.32%)	130,538,237 (5.68%)	80,820
10.	(1)	To approve and adopt the 2026 Share Incentive Plan.	2,135,249,984 (92.98%)	161,143,084 (7.02%)	35,505
	(2)	To approve and adopt the Scheme Mandate Limit.	2,135,238,329 (92.98%)	161,132,554 (7.02%)	57,645
	(3)	Conditional upon the passing of resolution no. 10(2), to approve and adopt the Service Provider Sublimit.	2,135,207,369 (92.99%)	161,081,929 (7.01%)	139,215
11.	To approve and confirm the 2024 Xiaomi Framework Agreement and the proposed revised annual caps for the two years of 2026 and 2027 for the provision of cloud services contemplated thereunder.		1,829,981,448 (99.99%)	203,910 (0.01%)	82,185
12.	To approve and confirm the 2025 Xiaomi Cooperation Framework Agreement (as amended by the Supplemental Agreement) and the proposed revised annual cap and/ or proposed annual cap for the two years of 2026 and 2027 for the procurement of hardware equipment contemplated thereunder.		1,830,011,868 (99.99%)	204,870 (0.01%)	50,790

ORDINARY RESOLUTIONS		NUMBER OF VOTES CAST AND PERCENTAGE (%)
		FOR	AGAINST	ABSTAIN
13.

To authorize any one executive Director (and its authorized person(s)) to (i) determine the relevant commercial terms of the 2 0 2 5 Xiaomi Cooperation Framework Agreement (as amended by the Supplemental Agreement), (ii) sign or execute other documents or supplemental agreements or deeds relating to the 2 0 2 5 Xiaomi Cooperation Framework Agreement (as amended by the Supplemental Agreement) on behalf of the Company, and (iii) do all such things and acts as he/she considers necessary or appropriate to give effect to the 2025 Xiaomi Cooperation Framework Agreement (as amended by the Supplemental Agreement) and to complete the transactions contemplated thereunder.

		1,829,820,078 (99.98%)	358,410 (0.02%)	89,040
SPECIAL RESOLUTION		NUMBER OF VOTES CAST AND PERCENTAGE (%)
		FOR	AGAINST	ABSTAIN
14.	To approve the amendments to the Second Amended and Restated Memorandum and Articles of Association of the Company; and to adopt the Third Amended and Restated Memorandum and Articles of Association of the Company.	2,280,679,071 (99.32%)	15,637,872 (0.68%)	102,585

Notes:

(a)	As a majority of the votes were cast in favour of each of the resolutions numbered 1 to 13 above, such resolutions were duly passed as ordinary resolutions. As not less than three-fourths of the votes were cast in favour of the special resolution numbered 14 above, such resolution was duly passed as a special resolution.

(b)	As of the Shares Record Date, the total number of issued Shares was 4,531,784,801 Shares; and there were (i) no treasury Shares held by the Company (including any treasury Shares held or deposited with CCASS); and (ii) no repurchased Shares which are pending cancellation and should be excluded from the total number of issued Shares for the purpose of the AGM.

(c)	Such Shareholders, pursuant to the Hong Kong Listing Rules, shall and has abstained from voting at the AGM:

(i)	For the resolutions numbered 1 to 14, the unvested Shares held by the share scheme trustee of the Company shall be required to abstain from voting, being an aggregate of 34,756,155 as at the Share Record Date.

(ii)	For the resolutions numbered 11 to 13, the Shares held by Xiaomi and its associates shall also be required to abstain from voting, being an aggregate of 466,161,000 as at the Share Record Date.

To the best of the Directors’ knowledge, information and belief, and save as disclosed above, there was no other Shareholder who had any material interest in any resolutions proposed at the AGM, therefore, none of other Shareholders was required to abstain from voting on any resolutions and none of the Shareholders have stated their intention in the Circular to vote against or to abstain from voting on any of the resolutions proposed at the AGM. There were no Shares entitling the holders to attend and abstain from voting in favour of any resolution at the AGM as set out in Rule 13.40 of the Hong Kong Listing Rules.

(d)	Accordingly, the total number of Shares entitling Shareholders to attend and vote in favour of, against or in abstention on the resolutions numbered 1 to 10 and the resolution numbered 14 proposed at the AGM was 4,497,028,646 and the resolutions numbered 11 to 13 proposed at the AGM was 4,030,867,646.

(e)	The Company’s share registrar in Hong Kong, Tricor Investor Services Limited, acted as the scrutineer for the vote-taking at the AGM.

(f)	All Directors, namely Mr. Zou Tao, Mr. Qu Heng, Mr. Zhang Duo, Mr. Yu Mingto, Mr. Wang Hang and Ms. Qu Jingyuan attended the AGM either in person or via electronic means.

By order of the Board
Kingsoft Cloud Holdings Limited Mr. Zou Tao
Chairman of the Board, Executive Director and acting Chief Executive Officer

Hong Kong, June 30, 2026

As at the date of this announcement, the board of directors of the Company comprises Mr. Zou Tao as Chairman and executive director, Mr. Qu Heng and Mr. Zhang Duo as non-executive directors, and Mr. Yu Mingto, Mr. Wang Hang and Ms. Qu Jingyuan as independent non-executive directors.